Exhibit 99.1

SKK Holdings Completes $258.8 Million Acquisition of Drone Assets from Rantizo, Inc., Establishing a Publicly Traded Drone Platform for Commercial Applications, and Changes Name to Rantizo

Shares of the combined company are expected to begin trading on Nasdaq under the ticker symbol “RNTZ” on Tuesday, October 13, 2026

The transaction is valued at approximately $258.8 million, consisting primarily of newly issued Class A ordinary shares

HOUSTON, Texas, Oct. 12, 2026 (GLOBE NEWSWIRE) — SKK Holdings Limited (NASDAQ: SKK) (“SKK Holdings” or the “Company”) today announced the closing of its asset purchase agreement, dated May 1, 2026 (the “Asset Purchase Agreement”), with Rantizo, Inc. (“Rantizo”), a Delaware corporation headquartered in Houston, Texas, pursuant to which the Company acquired substantially all of Rantizo’s drone assets used for spraying, seeding, and monitoring across agriculture, forestry, emergency response, and commercial applications (the “Acquired Assets”). The Company acquired the Acquired Assets in exchange for newly issued Class A ordinary shares of the Company. In connection with the closing, the Company will change its name to “Rantizo,” and its Class A ordinary shares are expected to begin trading on the Nasdaq Capital Market under the new ticker symbol “RNTZ” on Tuesday, October 13, 2026.

Concurrently with the closing of the Asset Purchase Agreement, certain existing holders of the Company’s Class B ordinary shares entered into a Securities Purchase Agreement with Rantizo (the “Securities Purchase Agreement”) pursuant to which Rantizo will acquire 1,085,264 Class B ordinary shares held by those holders for aggregate cash consideration of $8 million to be paid upon the occurrence of certain post-closing conditions.

The Company also granted certain individuals of the Company Class A ordinary shares with an aggregate grant-date value of $12.0 million (the “Management Shares”), based on the average volume weighted average price (“VWAP”) of the Class A ordinary shares over the three trading days prior to closing. The boards of directors of Rantizo and the Company each unanimously approved the Asset Purchase Agreement, the Securities Purchase Agreement and related transactions.

Following the closing, the Company intends to operate a platform combining drone technology and commercial infrastructure across precision agriculture, forestry, emergency response and broader commercial end markets. The Company plans to pair the Acquired Assets with access to the U.S. public capital markets to accelerate commercialization, deepen customer relationships, and pursue follow-on opportunities as the unmanned aerial systems sector continues to consolidate around scaled operators.

Marianne McInerney, newly appointed President of the Company, added: “Closing this transaction marks a defining moment for Rantizo. By combining our drone technology with a Nasdaq-listed platform, we now have the access to the public capital markets and the opportunity to scale our operations across agriculture, forestry and emergency response. We are excited to begin our next chapter as a public company and look forward to building long-term value for our shareholders.”

Transaction Highlights

●	Consideration: Rantizo received 51,966,591 newly issued Class A ordinary shares of the Company (the “Consideration Shares”), issued pursuant to a formula referencing the VWAP of the Company’s Class A ordinary shares over the three trading days prior to closing and the Company’s total fully diluted shares outstanding. Following the closing of the transactions, Rantizo owns approximately 87% of the issued and outstanding Class A ordinary shares of the Company.

●	Concurrent Share Purchase: Rantizo acquired the 1,085,264 issued and outstanding Class B ordinary shares from the existing holders thereof for aggregate cash consideration of $8 million to be paid to the Class B shareholders upon the occurrence of certain post-closing conditions, giving Rantizo an increased equity position in the Company.

●	Board Representation: Effective upon closing, Rantizo has the right to nominate two directors to the Company’s board of directors, consisting of one executive director and one independent director who meets applicable Nasdaq and SEC independence requirements.

●	Registration Rights: The Company agreed to register the resale of the Consideration Shares under the Securities Act pursuant to a customary registration rights agreement entered into at closing.

●	Lock-Up: Each director and officer of the Company entered into a six-month lock-up agreement with respect to their Company securities, and the Consideration Shares and Management Shares are subject to a six-month lock-up following the closing.

Advisors

A.G.P./Alliance Global Partners served as the exclusive financial advisor to the Company. TroyGould PC acted as legal counsel to the Company. Seward & Kissel LLP acted as legal counsel to Rantizo.

About Rantizo, Inc.

Rantizo, Inc. a Delaware corporation headquartered in Houston, Texas, is a drone technology company focused on delivering innovative aerial solutions across multiple industries. The Company develops and deploys advanced drone technologies for precision spraying, and other specialized applications serving the agriculture, forestry, emergency response, and commercial markets. Through its integrated technology and service offerings, Rantizo is committed to improving operational efficiency, expanding capabilities, and delivering cost-effective solutions to its customers

About SKK Holdings Limited

SKK Holdings Limited is a Cayman Islands-incorporated company. Through its operating subsidiaries, SKK Holdings has over ten years of experience providing civil engineering services specializing in subsurface utility works in Singapore, with expertise in power and telecommunication cable laying, water pipeline works, and sewer rehabilitation for Singapore’s public utility sector.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, the Company will file relevant materials with the SEC. These documents may be obtained free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected commencement of trading of the Company’s Class A ordinary shares under the ticker symbol “RNTZ,” the satisfaction of post-closing conditions, the board nomination rights, the expected effects of the transactions on SKK Holdings’ business and strategic positioning, the anticipated growth of the markets in which the Acquired Assets operate, and other statements that are not historical fact. These forward-looking statements are based on current expectations and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to: the Company’s ability to realize the anticipated benefits of the transactions; risks associated with SKK Holdings’ ability to integrate and operate the Acquired Assets; the Company’s continued ability to comply with Nasdaq’s listing requirements; market conditions affecting the Company’s ability to raise additional capital; the competitive dynamics of the drone-based technology and commercial drone services markets; and the other risks described in SKK Holdings’ filings with the SEC. SKK Holdings undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

For Rantizo Inc.

marketing@rantizo.com

281-730-1380